EXHIBIT 97.1

U.S. Physical Therapy, Inc.

Compensation Clawback Policy

November 14, 2023

1.
Purpose and Scope. U.S. Physical Therapy, Inc. (the “Company”) has adopted this compensation Clawback Policy (the “Policy”) to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), as codified by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Exchange Act Rule 10D-1, and the rules of the New York Stock Exchange (the “NYSE”), which require the recovery of certain forms of executive compensation in the case of accounting restatements resulting from a material error in an issuer’s financial statements. This Policy is adopted by the Board of Directors of the Company (the “Board”) and shall be administered by the Compensation Committee of the Board (the “Committee”).

2.
Effective Date. This Policy shall be effective as of November 14, 2023 (the “Effective Date”), and shall apply to Incentive-Based Compensation, as defined below, that is approved, awarded, or granted to Covered Executives on or after the Effective Date.

3.
Covered Executives. This Policy applies to all of the Company’s current and former executive officers, as defined below, and such other employees who may from time to time be deemed subject to this Policy by the Committee (each, a “Covered Executive”). For purposes of this Policy, an executive officer means an officer as defined in Rule 10D-1(d) under the Exchange Act, as amended from time to time. As of the Effective Date, "Executive officers" subject to recovery policies adopted under Rule 10D-1 include (1) a president, (2) any vice-president in charge of a principal business unit, division, or function (such as sales, administration or finance), (3) any other officer who performs a policy-making function, or (4) any other person who performs similar policy-making functions for the Company, including executive officers of the Company or its subsidiaries if they perform such functions.

(a)
For Covered Executives hired after the Effective Date, the Policy will be attached as an exhibit to their employment agreement and/or any award compensation agreement and will require an acknowledgment of the Policy in the agreement.

(b)
All Covered Executives hired before the Effective Date will be bound by the Policy from the Effective Date. For such purposes, they shall be provided with a copy of the Policy, which they shall sign in acknowledgment in a manner substantially consistent with Exhibit A hereof.

4.
Incentive-Based Compensation. For purposes of this Policy, the term “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure and includes, but is not limited to, compensation received pursuant to the Company’s incentive plan, as well as any compensation that Covered Executives would not have been entitled to receive had the financial statements been accurate. “Financial reporting measures” are measures determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures derived wholly or in part from such measures, including General Accepted Accounting Principles (“GAAP”), non-GAAP financial measures, as well as the Company's stock price and total shareholder return. For the avoidance of doubt, Incentive-Based Compensation does not include annual salary, compensation awarded based on completion of a specified period of service, time-vesting awards or compensation that is awarded solely at the discretion of the Board or the Committee (in each case as long as their grant was not based on the achievement of a financial performance measure), or compensation awarded based on subjective standards, strategic measures, or operational measures (in each case as long as their grant was not based on the achievement of a financial performance measure).

5.
Recovery; Accounting Restatement. In the event the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), the Company shall, as promptly as it reasonably can, recover any Incentive-Based Compensation received by a Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare such Restatement (the “Restatement Date”), so long as the Incentive-Based Compensation received by such Covered Executive is in excess of what would have been awarded or vested after giving effect to the Restatement. In addition to these last three completed fiscal years, the Policy shall apply to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. The Company’s obligation to recover erroneously awarded Incentive-Based Compensation is not dependent on if or when the restated financial statements are filed.

5.1.
The Restatement Date shall be the earlier of (i) the date the Board, the Committee, or officer(s) are authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws as described in Rule 10D-1(b)(1) under the Exchange Act or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

5.2.
The amount to be recovered will be the excess of the Incentive-Based Compensation paid to the Covered Executive based on the erroneous data in the original financial statements over the Incentive-Based Compensation that would have been paid to the Covered Executive had it been based on the restated results, without respect to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

A.	The amount must be based on a reasonable estimate of the effect of a Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and

B.	The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

5.3.
This Policy shall apply even if the Covered Executive did not engage in any misconduct and even if the Covered Executive had no responsibility for the financial statement errors, miscalculations, omissions or other reasons requiring Restatement.

5.4.
Subsequent changes in a Covered Executive’s employment status, including retirement or termination of employment, do not affect the Company’s rights to recover Incentive-Based Compensation pursuant to this Policy. For purposes of this Policy, Incentive-Based Compensation shall be deemed to have been received during the fiscal period in which the financial reporting measure specified in the award is attained, even if such Incentive-Based Compensation is paid or granted after the end of such fiscal period.

5.5.
The Company must recover erroneously awarded Incentive-Based Compensation in compliance with this Policy, except to the extent that the Committee has made a determination that recovery would be impracticable for the reasons stated below:

A.
The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on the expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

B.
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.6.	The Committee shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation pursuant to this Policy.

6.
No Indemnification. The Company shall not indemnify any current or former Covered Executive against the loss of erroneously awarded Incentive-Based Compensation, and shall not pay, or reimburse any Covered Executives for premiums, for any insurance policy to fund such executive’s potential recovery payments.

7.
Disclosures. The Company must file all disclosures with respect to the Policy in accordance with the requirements of the Exchange Act and other laws and regulations, including the disclosure required by applicable Securities and Exchange Commission (the “SEC”) filings.

8.
Notice. Before the Committee determines to seek recovery pursuant to this Policy, it shall provide the Covered Executive with written notice and the opportunity to be heard at a meeting of the Committee (either in person or via telephone).

9.
Amendment and Interpretation. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect the regulations adopted by the SEC and to comply with any rules or standards adopted by NYSE, on which the Company’s securities are listed. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and NYSE, or any other exchange on which the Company’s securities are listed.

Exhibit A

CLAWBACK POLICY
ACKNOWLEDGEMENT AND AGREEMENT

This Clawback Policy Acknowledgment and Agreement (this “Agreement”) is entered into as of____________, 2023, between U.S. Physical Therapy, Inc, (the “Corporation”) and _______________________ (“Covered Executive”). All capitalized terms not defined herein shall have the meaning provided in the Policy.

RECITALS:

WHEREAS, the Corporation’s Board of Directors (the “Board”) maintains a Compensation Clawback Policy (the “Policy”) for recovery of Incentive-Based Compensation, as defined in the Policy, initially adopted on November 14, 2023, as may be amended from time to time; and

WHEREAS, in consideration of, and as a condition to the receipt of the Incentive-Based Compensation, Covered Executive and the Corporation are entering into this Agreement.

AGREEMENT:

NOW, THEREFORE, the Corporation and Covered Executive hereby agree as follows:

1.       Covered Executive acknowledges receipt of the Policy, a copy of which is attached hereto as Exhibit A and is incorporated into this Agreement by reference. The Covered Executive has read and understands the Policy and has had the opportunity to ask questions to the Corporation regarding the Policy.

2.       Covered Executive hereby acknowledges and agrees that the Policy shall apply to any Incentive-Based Compensation awarded on or after the date of this Agreement, and all such Incentive-Based Compensation shall be subject to recovery or forfeiture under the Policy.

3.       Any applicable award agreement or other document setting forth the terms and conditions of any Incentive-Based Compensation shall be deemed to include the restrictions imposed by the Policy and incorporate it by reference. In the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive-Based Compensation, the terms of the Policy shall govern.

4.      The recovery or forfeiture of Incentive-Based Compensation pursuant to the Policy and this Agreement shall not in any way limit or affect the Corporation’s right to pursue disciplinary action or dismissal, take legal action or pursue any other available remedies available to the Corporation. This Agreement and the Policy shall not replace, and shall be in addition to, any rights of the Corporation to recover Incentive-Based Compensation, or any other compensation, from its executive officers under applicable laws and regulations, including but not limited to the Dodd-Frank Act and the Sarbanes-Oxley Act of 2002.

5.        Covered Executive acknowledges that the Covered Executive’s execution of this Agreement is in consideration of, and is a condition to, the receipt by Covered Executive of awards of Incentive-Based Compensation from the Corporation on and after the date of this Agreement; provided, however, that nothing in this Agreement shall be deemed to obligate the Corporation to make any such awards to the Covered Executive. Covered Executive acknowledges and agrees that Covered Executive will not be entitled to indemnification, insurance subsidizing or right of advancement of expenses in connection with any enforcement of the Policy by the Company.

6.        This Agreement may be executed in two or more counterparts, and by facsimile or electronic transmission, each of which will be deemed to be an original but all of which, taken together, shall constitute one and the same Agreement.

7.        This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, without reference to principles of conflicts of laws. No modifications, waivers or amendments of the terms of this Agreement shall be effective unless in writing and signed by the parties. Each of this Agreement and the Policy shall survive and continue in full force in accordance with its terms notwithstanding any termination of Covered Executive’s employment with the Corporation and/or its affiliates. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of Covered Executive, and the successors and assigns of the Corporation.

8.     This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes any prior or contemporaneous agreements or understandings relating to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

U.S. Physical Therapy, Inc.

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COVERED EXECUTIVE:

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